Exhibit (a)(5)(NNN)

Telephone Conference
E.ON AG’s Investment Plan 2007-2009

Düsseldorf, 14 December 2006

Presentation by:
Dr. Wulf H. Bernotat
Chairman of the E.ON AG Board of Management and CEO

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Presentation by Dr. Wulf H. Bernotat

Good afternoon ladies and gentlemen, and thank you for joining us today for the presentation of E.ON’s investment plan for the period 2007 to 2009.

Let me first make a quick comment about our offer for Endesa. Obviously, a successful acquisition of Endesa will have long-term implications for the group and its investment strategy. We feel however that it is too early to explicitly include Endesa in our planning. Nevertheless, the outcome of our offer will have no impact on the investments included in this plan.

Let me now start with the detailed discussion of our investment plan.

E.ON’s new three-year plan sees further strong growth compared to the previous one. In total, we intend to invest some 25 billion Euros over the period 2007-2009, compared to 19 billion Euros over the period 2006-2008.

Power generation takes the lion’s share of the increase in planned investments. Across all market units, total investments earmarked for power generation go up from 7.3 billion Euros in the previous plan to 11.4 billion Euros in the new one.

This increase reflects the need across all our markets to replace ageing power plants as well as to keep up with steady demand growth. In the next 15 years, Europe for example will require the construction of 250 to 300 thousand MW of new capacity, a very substantial figure compared to the approximatively 700,000 MW of installed capacity in the European Union.

Our first priority therefore is to meet the immediate needs for new capacity. We already had several projects in our previous investment plan, such as Datteln 4 in Germany, the Grain CCGT in the UK, the Malmö combined heat and power plant, and Trimble County 2 in the US Midwest.

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Presentation by Dr. Wulf H. Bernotat

Our new investment plan sees the addition of two identical 1,100 MW coal-fired power plants, Maasvlakte 3 in the Netherlands and Staudinger 6 in Germany, as well as a 1600 MW coal-fired power plant in the UK.

To the extent possible, we are trying to streamline the construction of our new power plants. Datteln 4, Maasvlakte 3 and Staudinger 6 for example are three largely identical units. The idea is to build them as a kind of convoy. This allows us to make substantial savings on the initial investment costs, which amounts to well over 3 billion Euros for the three units together.

Furthermore, after commissioning, the convoy policy should help us accelerate the technical optimization process of the plants, and thus also reduce operations and maintenance costs.

Another reason for the growth of our investments in power generation is that we have decided to make a push in Eastern Europe. E.ON is already the clear market leader there in downstream power and gas. We now want to at least partially balance the power procurement needs of our downstream activities with own generation capacity.

We have set ourselves a longer term target of getting 4,000 MW of generation capacity in Eastern Europe. We have set aside about 900 million Euros in the 2007-2009 investment plan for this purpose. A first project is the construction of a 400 MW CCGT in the Hungarian city of Gönyü. We are also looking at a number of other options, including new-builds, acquisitions and privatizations. However, they are not yet sufficiently advanced to provide additional details at this stage.

Meeting immediate investment needs is the priority of course. But we also have to look beyond the horizon. We therefore plan to build two

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Presentation by Dr. Wulf H. Bernotat

somewhat experimental units to prepare for the next generation of power plants and also to establish a technological lead.

The first such unit is the 530 MW CCGT Irsching 4. This CCGT is designed to achieve an energy efficiency of more than 60 percent, compared to about 58 percent for current state-of-the-art units. The plant will be built in partnership with Siemens and should start test operations in 2008.

The second project is the construction of a supercritical coal-fired power station. The use of supercritical steam will allow energy efficiency to surpass 50 percent, a substantial improvement compared to the 45 to 46 percent achievable with current technology. This plant will have a capacity of 400 MW and will come on stream in 2014.

Another aspect of our technology initiative is the development of our renewables portfolio. We will spend close to 1 billion Euros of investments in this area between 2007 and 2009. The most important projects are the construction of offshore wind farms off the coasts of Scotland and Germany.

Before I conclude on power generation, I would like to make a few side remarks. Investments in power generation are of a very long term nature, easily 30 or 40 years. They require some continuity in the overall framework in which they operate.

Since the nineties, the liberalization process driven by the European Union has allowed market forces to play the primary role in shaping our industry.

It is of concern to us that some political initiatives have lately emerged in Germany, such as the proposal of the Economics Ministry to amend cartel law, which would largely eliminate the role of market forces and which display a mindset more akin to pre-1998 regulation rather than

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Presentation by Dr. Wulf H. Bernotat

to the EU vision of an integrated and liberalized European energy market.

We want to deliver a clear and simple message in this respect. Together with the EU proposals to cut the allocation of CO2 certificates to new power stations, these initiatives have the potential to make many investments in power generation economically unviable. We assume that common sense will prevail. But if not, we may have to change our investment plan accordingly.

Let me now turn to our investments in network assets. Over the 2007-2009 period we plan to invest 7.3 billion Euros in our networks. This figure is broadly on par with the previous investment plan.

At 5.7 billion Euros, investments in electricity transmission and distribution networks remain at the same level as last year. Germany alone takes up 2.2 billion Euros, or 39 percent of the total. Of that, 1.5 billion Euros will be spent on the maintenance and renewal of the existing networks. Another 0.7 billion Euros are required to expand and strengthen our transmission network, which needs to keep up with development of wind energy and the growth of cross-border electricity trade.

Our investments in gas transport and distribution networks are expected to be around 1.6 billion Euros between 2007 and 2009, compared to 1.9 billion Euros between 2006 and 2008.

Several major projects, such as the 16.5 billion cubic meter BBL pipeline and the 8.5 billion cubic meter extension of the Interconnector capacity, were completed during the last few months.

The construction of the Nordstream pipeline, together with the construction of the connections to the German gas pipeline network, will take up a large weight over the next three years.

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Presentation by Dr. Wulf H. Bernotat

Beside power generation, another important area of growth for E.ON is in gas storage, upstream, and LNG.

As part of our strategy to cover 15 to 20 percent of our gas supply needs with equity gas, E.ON Ruhrgas plans to invest 2 billion Euros in the upstream business over the next three years.

The single most important project is the acquisition of a 25 percent minus one share stake in the Yushno-Russkoje gas field. The 1.2 billion Euro investment shows up in the financial investments of the market unit Pan-European Gas.

The other 800 million Euros will mainly be used to develop our reserves in the North Sea. Altogether, these investments should bring E.ON close to covering 15% of its gas procurement needs with equity gas by the end of the decade.

The decline of domestic production in countries such as the UK, the Netherlands or Germany makes it necessary to beef up storage capacity to handle the seasonal variations of demand.

E.ON Ruhrgas plans to spend 900 million Euros on several gas storage facilities which will significantly enhance its overall storage capacity. E.ON UK plans to invest another 300 million Euros, most of that for the Holford gas storage facility. Its construction started this year, and it will have a storage capacity of 165 million cubic meters.

The decline of domestic production in Europe also calls for new gas supply sources. LNG is opening up access to fresh supply sources and should bring attractive investment opportunities for E.ON. Our first major LNG project is the construction of the Wilhelmshaven LNG regasification terminal, which should require 350 million Euros of investments over the 2007-2009 period.

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Presentation by Dr. Wulf H. Bernotat

Let me conclude with the details of our 2007-2009 investment plan with a comment on our planned financial investments of 2.9 billion Euros.

As already mentioned, a major item here are 1.2 billion Euros for Yushno Russkoje. Keep in mind that this acquisition is part of the asset swap with Gazprom, and that it will be largely offset by the sale of minority stakes in our Hungarian operations.

We have also included in our financial investments a 900 million Euro lump sum for a potential entry in the Turkish power market and for strengthening our position in Romania. It looks like a first batch of privatizations will take place in Turkey early next year, and E.ON intends to participate.

Finally, as in the previous investment plan, we have 350 million Euros for the acquisition of an additional stake in Slovak electricity distributor ZSE.

Let me now conclude my remarks for today.

There is no doubt that a successful offer for Endesa would represent a major transformation for E.ON. However, the investment plan for the 2007 to 2009 period demonstrates that we are not standing still while our bid is working its way forward.

Even though each investment meets strict financial criteria, our new investment plan shows a clear orientation towards growth. This not only reflects our strategic preferences, but also a clear need to renew and develop the power and gas infrastructure in all our markets. E.ON is looking forward to take up this challenge.

Thank you for your attention. I will now hand over to Marcus Schenck, who will highlight some financial aspects of our investment plan. I remain available to answer your questions later on.

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Presentation by Dr. Wulf H. Bernotat

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa, when it becomes available, because it will contain important information. The Spanish prospectus and certain complementary documentation were authorised in Spain by the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the websites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON currently prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), but will adopt International Financial Reporting Standards ("IFRS") as its primary set of accounting principles in 2007; the financial data reflected in this presentation has been prepared in accordance with IFRS. This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered "Non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, either in this presentation or on its website at www.eon.com. Management believes that the Non-GAAP financial measures used by E.ON., when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.